CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                August 20, 2015


VIA EDGAR CORRESPONDENCE FILING
-------------------------------

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:   First Trust Dynamic Europe Equity Income Fund (the "Fund")
                          File Nos. 333-205681; 811-23072

Dear Ms. Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of August 14, 2015. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

Cover Page

      1. IN INVESTMENT STRATEGIES AND POLICIES, IT STATES THAT THE FUND "WILL SEEK TO ACHIEVE ITS INVESTMENT OBJECTIVE BY INVESTING AT LEAST 80% OF ITS MANAGED ASSETS ... IN A PORTFOLIO OF EQUITY SECURITIES OF EUROPEAN COMPANIES ... .. " PLEASE EXPLAIN TO US HOW THE FUND'S DEFINITION OF MANAGED ASSETS IS CONSISTENT WITH THE REQUIREMENTS OF RULE 35D-1 UNDER THE 1940 ACT.

      Response: The definition of "Managed Assets" is consistent with the requirements of Rule 35d-1 under the 1940 Act in that "average daily gross asset value" minus "the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares of beneficial interest, if any, and accrued liabilities (other than liabilities representing leverage)" represents the Fund's "net assets" (as used in Rule 35d-1) and that "assets attributable to the Fund's leverage" included in "average daily gross asset value" represents "borrowings for investment purposes" (as used in Rule 35d-1). In addition, as indicated on page 3 of the Prospectus Summary, for purposes of determining Managed Assets, the liquidation preference of the preferred shares of beneficial interest of the Fund is not treated as a liability.



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      2. ALSO IN INVESTMENT STRATEGIES AND POLICIES, IT STATES THAT "EUROPEAN
COMPANIES ARE BROADLY DEFINED TO INCLUDE ANY COMPANY OF WHICH "ITS COUNTRY OF ORGANIZATION IS LOCATED IN EUROPE." AS THE FUND HAS "EUROPE" IN ITS NAME, WITH REGARD TO ITS COMPLIANCE WITH RULE 35D-1, PLEASE EXPLAIN TO US HOW A COMPANY IS ECONOMICALLY TIED TO EUROPE SIMPLY BECAUSE IT IS ORGANIZED IN EUROPE.

IN THIS SECTION IT FURTHER STATES THAT "THE FUND CURRENTLY EXPECTS TO WRITE (OR
SELL) CALL OPTIONS ON ... CUSTOM BASKETS OF INDIVIDUAL SECURITIES AND ... CERTAIN BROAD-BASED SECURITIES INDICES." PLEASE CLARIFY HERE, OR WHERE APPROPRIATE WITHIN THE REGISTRATION STATEMENT, THE TYPES OF SECURITIES THAT ARE INCLUDED IN THE CUSTOM BASKETS AND ALSO THE TYPES OF SECURITIES REPRESENTED IN THE BROAD-BASED SECURITIES INDICES. IN ADDITION, PLEASE EXPLAIN TO US WHETHER THE FUND WILL COUNT DERIVATIVES FOR THE PURPOSES OF THE FUND'S 80% TEST. IF SO, HOW WILL THEY BE VALUED (I.E., AT MARKET OR NOTIONAL VALUE)? IN ADDITION, PLEASE EXPLAIN TO US HOW THE FUND WILL MEET ITS OBLIGATIONS AS OUTLINED IN INVESTMENT COMPANY ACT RELEASE NO. 10666 (APR. 18, 1979) WHILE INVESTING AT LEAST 80% OF ITS MANAGED ASSETS IN EQUITY SECURITIES.

      Response: The Fund will no longer apply the "country of organization" test as a basis for identifying "European companies." The Fund also no longer intends to write (or sell) call options on custom baskets of individual securities and, accordingly, the references to "custom baskets" have been removed from the Prospectus. The Prospectus has been revised to also disclose that "[t]he types of securities represented in the broad-based securities indices upon which the Fund may write options will typically include equity securities of European companies, and examples of such indices include, but are not limited to, Euro Stoxx 50(R), CAC 40 and DAX."

      The Fund will not count derivatives for the purposes of the Fund's 80% test.

      In regards to your question on the Fund's asset segregation obligations, please note the disclosure on page 7 of the prospectus, which states, with respect to the Fund's Option Overlay Strategy, that "[t]he Fund will write a call option on an individual security only if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration . . . upon conversion or exchange of other securities held by the Fund" and "[t]he Fund will write a call option on an index only if the Fund segregates or earmarks liquid assets with its custodian in an amount equal to the contract value of the index." In addition, with respect to forward contracts used for purposes of the Fund's currency hedging, the prospectus has been revised to reflect that the Fund's custodian will segregate liquid assets of the Fund having a value equal to the Fund's commitment under any such forward contracts.

      3. IN DISTRIBUTIONS ON PAGE II, THE DESCRIPTION OF THE FUND'S QUARTERLY SPECIAL DISTRIBUTION, STARTING IN THE 5TH LINE AND CONTINUING FOR MOST OF THE PARAGRAPH IS ONE SENTENCE THAT IS VERY DIFFICULT TO FOLLOW. PLEASE SIMPLIFY THIS DISCUSSION.

      Response: Pursuant to your request, the above-referenced sentence has been revised as follows in an effort to simplify the disclosure:


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


      The aggregate amount payable for each quarterly special distribution period is expected to be equal to 50% of the amount by which the NAV of the Fund as of the applicable quarterly special distribution measurement date (the "measurement NAV") exceeds the NAV of the Fund as of the most recent prior quarterly special distribution measurement date for which a quarterly special distribution was paid (the "benchmark NAV"). For purposes of calculating the measurement NAV, the Fund will subtract from the NAV as of the quarterly special distribution measurement date the amount of any regular monthly distribution not reflected in the NAV on such date but which is declared prior to or simultaneous with the declaration of the quarterly special distribution during that month. In addition, for purposes of calculating the benchmark NAV, the Fund will subtract from the NAV as of the quarterly special distribution measurement date for the applicable prior quarterly special distribution period the amounts of any quarterly special distribution and regular monthly distribution that had not been reflected in the NAV as of such date but were declared by the end of the month in which such quarterly special distribution measurement date occurred.

      4. AT THE END OF THE DISTRIBUTIONS SECTION, IT STATES THAT "[T]HE BOARD OF TRUSTEES WILL REVIEW THE QUARTERLY SPECIAL DISTRIBUTION PROGRAM FROM TIME TO TIME AND MAY DETERMINE TO MODIFY, SUSPEND OR CANCEL THE PROGRAM." IF ANY SHAREHOLDER NOTICE WILL BE PROVIDED BEFORE THE PROGRAM IS CHANGED IN ANY OF THESE WAYS, PLEASE DISCLOSE SO HERE, OR WHERE APPROPRIATE.

      Response: Pursuant to your request, the following sentence has been added to the above-referenced section:

      The Fund will provide Common Shareholders with advance notice in the event of any such determination by the Board of Trustees to modify, suspend or cancel the quarterly special distribution program.

Summary Prospectus
------------------

      5. IN INVESTMENT STRATEGIES AND POLICIES, IT STATES THAT THE FUND'S PORTFOLIO OF EQUITY SECURITIES INCLUDES CONVERTIBLE SECURITIES. IN REGARD TO THE FUND'S INVESTMENT IN THESE SECURITIES, WE HAVE THE FOLLOWING COMMENTS:

      A. PLEASE CONFIRM TO US THAT ANY CONVERTIBLE SECURITIES INCLUDED IN THE FUND'S 80% TEST MAY BE IMMEDIATELY CONVERTIBLE INTO EQUITY.

      B. PLEASE DISCLOSE IN THIS SECTION THE TYPES OF CONVERTIBLE SECURITIES THE FUND INVESTS IN AS A PRINCIPAL INVESTMENT STRATEGY (E.G., CONTINGENT, MANDATORY AND/OR SYNTHETIC CONVERTIBLE SECURITIES). DISCLOSURE IN THE SUMMARY PROSPECTUS SUGGESTS INVESTMENT IN THESE TYPES OF CONVERTIBLES. FOR EXAMPLE, ON PAGE 5, IN CONVERTIBLE SECURITIES, IT STATES THAT THE FUND'S INVESTMENT IN CONVERTIBLE SECURITIES INCLUDE "DEBT SECURITIES WITH WARRANTS OR COMMON STOCK ATTACHED AND DERIVATIVES COMBINING THE FEATURES OF DEBT SECURITIES AND EQUITY SECURITIES," SUGGESTING INVESTMENT IN SYNTHETIC CONVERTIBLE SECURITIES, OR A SIMILAR INSTRUMENT. IN ADDITION, IN CONVERTIBLE SECURITIES RISK ON PAGE 15, IT STATES THAT "CONVERTIBLE

            SECURITIES THAT MAY NOT BE CONVERTED UNLESS CERTAIN CONDITIONS ARE MET MAY TRADE AT A SLIGHT DISCOUNT TO SIMILAR CONVERTIBLE SECURITIES THAT DO NOT REQUIRE SUCH CONDITIONS TO BE MET PRIOR TO CONVERSION."

      C. IN DISCLOSING THE FUND'S INVESTMENTS IN DIFFERENT TYPES OF CONVERTIBLE SECURITIES, PLEASE DESCRIBE WHAT THESE SECURITIES ARE AND HOW THEY ARE DIFFERENT FROM THE TYPES OF SECURITIES COMMONLY CONSIDERED TO BE CONVERTIBLE SECURITIES.

      Response: Any convertible securities included by the Fund for purposes of the 80% test will be immediately convertible into an equity security. The Fund, however, will not invest in convertible securities as a principal part of its investment strategy and, as such, the discussion of convertible securities and their associated investment risks has been removed from the prospectus. Instead, the SAI identifies and describes the different types of convertible securities in which the Fund may invest (on a non-principal basis), including how they may differ from the types of securities commonly considered to be convertible securities.

      6. IN INVESTMENT STRATEGIES AND POLICIES, IN THE LAST PARAGRAPH ON PAGE 2, PLEASE DISCLOSE SPECIFICALLY THAT SOME EUROPEAN COUNTRIES ARE CONSIDERED TO BE EMERGING MARKETS.

      Response: Pursuant to your request, the above-referenced section has been revised to disclose that some of the countries of the European companies in which the Fund may invest are considered to be emerging market countries. In addition, a definition of "emerging market countries" will be added to the prospectus in order to clarify the list of countries considered by the Fund to be emerging market countries.

      7. ON PAGE 3, IN INVESTMENT STRATEGIES AND POLICIES, IN THE DISCUSSION OF THE FUND'S DYNAMIC CURRENCY HEDGING PROCESS, IT STATES THAT "THE AMOUNT THE FUND MAY INVEST IN [FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS] WILL BE LIMITED TO THE EXTENT OF ITS FOREIGN INVESTMENTS." AS THE FUND WILL INVEST AT LEAST 80% OF ITS ASSETS IN EUROPEAN COMPANIES, WHICH ARE FOREIGN INVESTMENTS, AND MAY INVEST ALL OF ITS ASSETS IN FOREIGN SECURITIES, THE FUND MAY, IN FACT, HEDGE 100% OF ITS PORTFOLIO. TO STATE THAT THE FUND IS "LIMITED" IN ITS USE OF FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS SEEMS MISLEADING AS IT DOES NOT APPEAR THAT THE FUND WILL BE LIMITED AT ALL IN ITS INVESTMENT OF THESE SECURITIES. PLEASE CLARIFY THE DISCLOSURE.

      Response: Pursuant to your request, the above-referenced sentence has been removed from the prospectus and has been replaced with the following:

      The portfolio managers of the Fund will adjust the extent to which the Fund may utilize currency hedging transactions on an ongoing basis based on, among other things, their view of market conditions, currency exchange rates and the currency exposure of the Fund's portfolio investments.

Please note, as disclosed in the prospectus, that the Fund's currency exchange transactions will be limited in that such transactions will not be used for purposes of speculating on currency exchange rate movements.

      8. IN THE FOLLOWING PARAGRAPH IN THIS SECTION, ON PAGE 3, IT STATES THAT THE FUND MAY ALSO INVEST IN "DOMESTIC AND FOREIGN FIXED INCOME SECURITIES". IF THE FUND MAY INVEST IN FIXED INCOME SECURITIES OF ISSUERS FROM EMERGING MARKETS, DISCLOSE SO IN THIS SECTION AND DISCLOSE ANY ASSOCIATED RISKS WHERE APPROPRIATE.

      Response: The Fund will not invest in fixed income securities of issuers from emerging markets as a principal part of its investment strategy.

      9. ON PAGE 8, IN USE OF LEVERAGE, IT STATES THAT "IT IS EXPECTED THAT THE FUND'S INITIAL STRUCTURAL LEVERAGE THROUGH THE USE OF BORROWINGS WILL BE APPROXIMATELY 25% OF THE FUND'S MANAGED ASSETS." PLEASE ALSO DISCLOSE HERE THAT THE FUND'S USE OF LEVERAGE WILL VARY AND THAT IT MAY BORROW UP TO 40% OF ITS MANAGED ASSETS.

      Response: Pursuant to your request, the above-referenced section has been revised to state that the Fund's "effective leverage will vary from time to time, based upon changes in market conditions and variations in the value of the portfolio's holdings; however, the Fund's effective leverage will not exceed 40% of the Fund's Managed Assets."

      10. ON PAGE 11, IN CONVERSION RISK, PLEASE DISCLOSE SPECIFICALLY THAT, UPON CONVERSION, THE FUND'S SHARES, IN ADDITION TO NO LONGER BEING LISTED, WOULD BE PURCHASED AND REDEEMED AT NAV, RATHER THAN MARKET PRICE.

      Response: Pursuant to your request, the above referenced section has been revised to indicate the following:

      In the event of conversion to an open-end management investment company, the Common Shares would cease to be listed on the NYSE or other national securities exchange, and such Common Shares would thereafter be redeemable at NAV at the option of the Common Shareholder, rather than traded in the secondary market at market price, which, for closed-end fund shares, may at times be at a premium to NAV.

      11. ON PAGE 15, CONVERTIBLE SECURITIES RISK, PER COMMENT #5 ABOVE, PLEASE EXPAND THIS DISCLOSURE TO DESCRIBE THE SPECIFIC RISKS ASSOCIATED WITH THE DIFFERENT TYPES OF CONVERTIBLE SECURITIES THE FUND INVESTS IN AS A PRINCIPAL INVESTMENT STRATEGY. IN PARTICULAR, IF THE FUND INVESTS IN CONTINGENT CONVERTIBLE SECURITIES, PLEASE DESCRIBE THE RISKS OF THESE INVESTMENTS, INCLUDING THE TRIGGER EVENTS FOR THEIR CONVERSION, THE POTENTIAL FOR INCREASED VOLATILITY AND RISK OF LOSS IN DECLINING MARKETS.

IN ADDITION, CONSIDER INCLUDING HERE DISCLOSURE FROM THE END OF THE SECOND PARAGRAPH ON PAGE 4 OF THE SAI:

      IF A CONVERTIBLE SECURITY HELD BY THE FUND IS CALLED FOR REDEMPTION OR CONVERSION, THE FUND COULD BE REQUIRED TO TENDER IT FOR REDEMPTION, CONVERT IT INTO THE UNDERLYING COMMON STOCK OR SELL IT TO A THIRD PARTY, WHICH MAY HAVE AN ADVERSE EFFECT ON THE FUND'S ABILITY TO ACHIEVE ITS INVESTMENT OBJECTIVE.

      Response: As noted in the response to Comment #5 above, the Fund will not invest in convertible securities as a principal part of its investment strategy and, as such, the discussion of convertible securities and their associated investment risks has been moved from the prospectus to the SAI, which contains additional disclosure regarding the various types of convertible securities in which the Fund may invest (on a non-principal basis).

      12. ALSO IN CONVERTIBLE SECURITIES RISK, IN THE SECOND PARAGRAPH, IT STATES THAT "[C]ONVERTIBLE SECURITIES ARE OFTEN RATED BELOW INVESTMENT GRADE." PLEASE REFERENCE HERE THAT SECURITIES RATED BELOW INVESTMENT GRADE ARE COMMONLY KNOWN AS "JUNK BONDS".

      Response: As noted in the response to Comment #5 above, the discussion of convertible securities has been removed from the prospectus. Pursuant to your request, the discussion of convertible securities in the SAI has been revised to indicate that securities rated below investment grade are commonly known as "high yield" or "junk" securities.

      13. ON PAGE 19, WITH RESPECT TO THE DISCLOSURE IN DERIVATIVE TRANSACTIONS RISK, IN GENERAL, PLEASE REVIEW THE ADEQUACY OF THE DISCLOSURE CONCERNING DERIVATIVES IN THIS SECTION AND THROUGHOUT THE REGISTRATION STATEMENT, AND MAKE APPROPRIATE REVISIONS, IN LIGHT OF THE OBSERVATIONS SET FORTH IN THE LETTER FROM BARRY MILLER, ASSOCIATE DIRECTOR, DIVISION OF INVESTMENT MANAGEMENT, TO KARRIE MCMILLAN, GENERAL COUNSEL, INVESTMENT COMPANY INSTITUTE, JULY 30, 2010 (AT HTTP://WWW.SEC.GOV/DIVISIONS/INVESTMENT/GUIDANCE/ICI07010.PDF).

      Response: The above-referenced letter has been reviewed in connection with the preparation of the disclosure regarding the Fund's derivative transactions.

      14. IN SPECIAL RISK CONSIDERATIONS, PLEASE CONSIDER INCLUDING DISCLOSURE DESCRIBING THE RISKS OF WARRANTS AND RIGHTS, AS THESE INSTRUMENTS APPEAR TO BE PART OF THE FUND'S PRINCIPAL INVESTMENT STRATEGY. FOR EXAMPLE, ON PAGE 4, IN PORTFOLIO COMPOSITION, IT STATES THAT COMMON STOCK, A PRINCIPAL INVESTMENT OF THE FUND, "REPRESENTS AN EQUITY OWNERSHIP INTEREST IN ISSUERS AND INCLUDE RIGHTS OR WARRANTS TO PURCHASE COMMON STOCK." IN ADDITION, THE FUND'S INVESTMENT IN CONVERTIBLE SECURITIES INCLUDE "DEBT SECURITIES WITH WARRANTS OR COMMON STOCK ATTACHED ... " AND THAT THE PRICES OF THESE SECURITIES "MAY, TO SOME DEGREE, REFLECT THE PERFORMANCE OF THE UNDERLYING STOCK."

      Response: The Fund will not invest in warrants and rights as a principal part of its investment strategy and, as such, the references to warrants and rights has been removed from the prospectus. Instead, a discussion of such investments and their associated investment risks has been added to the SAI.

Summary of Fund Expenses
------------------------

      15. IN SHAREHOLDER TRANSACTION EXPENSES, WITH RESPECT TO THE LINE ITEM "OFFERING EXPENSES OF BORROWINGS EXPECTED TO BE BORNE BY THE FUND." PLEASE CLARIFY THAT THE EXPENSES BORNE BY THE FUND ARE BORNE (INDIRECTLY) BY FUND SHAREHOLDERS.

      Response: The Prospectus has been revised to remove the line item "Offering expenses expected to be borne by the Fund." Offering expenses will be reflected in the line item "Offering expenses borne by Common Shareholders (as a percentage of offering price).

Portfolio Turnover
------------------

      16. ON PAGE 38, IT STATES THAT "[T]HERE ARE NO LIMITS ON THE RATE OF PORTFOLIO TURNOVER, AND INVESTMENTS MAY BE SOLD WITHOUT REGARD TO LENGTH OF TIME HELD WHEN THE FUND'S INVESTMENT STRATEGY SO DICTATES." IF THE FUND EXPECTS ITS ANNUAL PORTFOLIO TURNOVER RATE TO EXCEED 100% UNDER NORMAL CIRCUMSTANCES, PLEASE DISCLOSE IN THE SUMMARY PROSPECTUS FREQUENT TRADING AS A PRINCIPAL INVESTMENT STRATEGY OF THE FUND. PLEASE ALSO DISCLOSE THE RISKS ASSOCIATED WITH FREQUENT TRADING IN SPECIAL RISK CONSIDERATIONS.

      Response: The Fund does not expect that its annual portfolio turnover will exceed 100% under normal circumstances.

Investment Management Agreement
-------------------------------

      17. ON PAGE 48, IN THE DISCLOSURE REQUIRED BY ITEM 9.1.B.(4) OF FORM N-2, PLEASE SPECIFY THE FUND'S ANNUAL OR SEMI-ANNUAL REPORT TO SHAREHOLDERS AND PROVIDE THE PERIOD COVERED BY THE REPORT.

      Response: Please refer to page 49 of the prospectus, which states the following:

      A discussion regarding the basis for approval by the Board of Trustees of the Fund's Investment Management Agreement with the Advisor, the Fund's Sub-Advisory Agreement with the Advisor and the Sub-Advisor and the Fund's Sub-Sub-Advisory Agreement with the Advisor, the Sub-Advisor and the Sub-Sub-Advisor will be available in the Fund's Annual Report to Shareholders for the year ended December 31, 2015.


                                  * * * * * * * *


      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP


                                             By      /s/ Walter Draney
                                                 -------------------------
                                                       Walter Draney


Enclosures


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